BY FAX

Date:	December 28, 2007

To:	H. Roger Schwall
United States Securities and Exchange Commission ("Commission") Division of Corporation Finance Tel (202) 551-3745 Fax (202) 772-9368

Donald F. Delaney United States Securities and Exchange Commission Division of Corporation Finance Tel (202) 551-3863 Fax (202) 772-9369

George K. Schuler United States Securities and Exchange Commission Division of Corporation Finance Tel (202) 551-3718 Fax (202) 772-9368

From:	Liu Qiang
Secretary to the Board Aluminum Corporation of China Limited Tel (86) 10 8229 8103 Fax (86) 10 8229 8158

Re:	Aluminum Corporation of China Limited
Form 20-F for the fiscal year ended December 31, 2006

Dear Messrs. Schwall, Delaney and Schuler:

We refer to the Commission's comments on our Form 20-F filing for the fiscal year ended December 31, 2006, dated November 30, 2007 and received on December 3, 2007. We appreciate the extension to December 31, 2007 provided to us in response to our request for additional time to prepare our response. Although we have been diligently preparing our responses to the Commission's comments, we realize that we need more time than initially expected to collect and generate the requested information from our operating data and to translate certain documents into English. Due to differences in the disclosure requirements in China and the United States, we do not have readily available some of the information requested by the Commission. As such, we hereby respectfully submit to the Commission our request for a second extension on the submission date from December 31, 2007 to January 21, 2008.

Thank you in advance for your understanding and favorable consideration with respect to the granting of a second extension. I look forward to receiving your written confirmation for the extension.

With best regards,

Liu Qiang
Secretary to the Board